COBHAM

07025550

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/20498

20th July 2007

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

SUPPL

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Stock Exchange announcement dated 2 July 2007 relating to total voting rights.
2. Stock Exchange announcement dated 3 July 2007 relating to director/PDMR shareholding.
3. Stock Exchange announcement dated 11 July 2007 relating to director/PDMR shareholding.
4. Stock Exchange announcement dated 17 July 2007 relating to holding(s) in company.
5. Notice of allotment of shares or securities on Form 88(2) dated 9 July 2007.
3. General Purposes Committee resolutions allotting securities dated 9 July 2007.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
AUG 0 1 2007
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

7/30

Company	Cobham PLC
TIDM	COB
Headline	Total Voting Rights
Released	09:00 02-Jul-07
Number	4191Z

Cobham plc – total voting rights

In accordance with the Transparency Directive's provisions, the company advises that as at the date of this announcement it has:

Ordinary shares

- 1,134,206,960 ordinary shares of 2.5p nominal value each with voting rights admitted to trading. No ordinary shares are held in treasury. The total number of voting rights in respect of the ordinary shares is 1,134,206,960.

Preference shares

- 19,700 preference shares of £1 nominal value each with voting rights admitted to trading. No preference shares are held in treasury. The total number of voting rights in respect of the preference shares is 19,700.

The above figures may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Cobham plc under the FSA's Disclosure and Transparency Rules.

END

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File No. 8234923

Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	10:43 03-Jul-07
Number	5385Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

G F Page

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Share Nominees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PEP re-investment: 11 - General PEP. 6-SCP

7) Number of shares/amount of stock acquired

17

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

203.1475p

13) Date of transaction

2 July 2007

14) Date company informed

3 July 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 882020

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 3 Jul 2007 ....J M Pope.................

END

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should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	13:56 11-Jul-07
Number	0744A

RECEIVED

2007 JUL 27 P 12:47

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(a) A E Cook
(b) W G Tucker
(c) A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) YBS Trustees
(b) YBS Trustees
(c) YBS Trustees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of partnership shares pursuant to the Cobham Share Incentive Plan

7) Number of shares/amount of stock acquired

(a) 711 ordinary shares
(b) 711 ordinary shares
(c) 711 ordinary shares

8) Percentage of issued class

9) Number of shares/amount of stock disposed of

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£2.108975

13) Date of transaction

10th July 2007

14) Date company informed

11th July 2007

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification.... 11th July 2007 ....

END

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checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Company	Cobham PLC
TIDM	COB
Headline	Holding(s) in Company
Released	15:51 17-Jul-07
Number	3971A

RNS Number:3971A
Cobham PLC
17 July 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

COBHAM Plc

2. Reason for the notification (yes/no):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify) :

3. Full name of person(s) subject to the notification obligation:

LEGAL & GENERAL GROUP PLC (L&G)

4. Full name of shareholder(s) (if different from 3.):

LEGAL & GENERAL ASSURANCE SOCIETY LIMITED (LGAS & LGPL)

LEGAL & GENERAL ASSURANCE (PENSIONS MANAGEMENT) LIMITED (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached if different):

13 JULY 2007

6. Date on which issuer notified:

16 JULY 2007

7. Threshold(s) that is/are crossed or reached:

FROM 6% to 7% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the	Situation previous to the Triggering

ISIN CODE	transaction	
	Number of shares	Number of voting Rights
ORD GBP0.025	78,757,749	78,757,749

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
ORD GBP0.025	79,427,925	79,427,925		7.00	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
79,427,925	7.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
(91,590,529 - 8.07% = Total Position)

Legal & General Investment Management (Holdings) Limited
(LGIMH) (Direct and Indirect) (91,590,529 - 8.07% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM)
(91,590,529 - 8.07% = Total Position)

Legal & General Group Plc (Direct) (L&G) (79,427,925 - 7.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct)(LGIMHD)(35,779,112 - 3.15% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (35,779,112 - 3.15% = PMC)

Legal & General Insurance Holdings I
(Direct) (LGIH) (43,648,813 - 3.84%

Legal & General Assurance Society L
(LGAS & LGPL) (43,648,813 - 3.84% =

Legal & General Pensions Limited (D

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

NOTIFICATION USING THE TOTAL VOTING RIGHTS FIGURE OF 1,134,206,960

14. Contact name:

HELEN LEWIS (LGIM)

15. Contact telephone number:

020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

END

Companies House
— for the record —

RECEIVED
[illegible] 27 P 2:47

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	30470
Company name in full	COBHAM PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09	07	2007			

Class of shares (ordinary or preference etc)	Ordinary 2.5p, £		
Number allotted	310,840		
Nominal value of each share	£0.025		
Amount (if any) paid or due on each share (including any share premium)	£0.025		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

File No. 8234923

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Rood Nominees Ltd (Crest participant DT01/Crest member account CFIN)	Class of shares allotted	Number allotted
Address: 20 Fenchurch Street, London, England	Ordinary 2.5p, £	310,840
UK Postcode EC3P 3DB		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ **Date** 09.07.07.

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver / receiver manager / voluntary arrangement supervisor~~

*** Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr John Pope, Company Secretary, Cobham plc
Brook Road, Wimborne, Dorset BH21 2BJ
Tel 01202 882020
DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 9th July 2007

Present: **A E Cook - Chairman**
A J Hannam

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.97	J Selman	9 July 2007	26,990 (U)	£23,098.04
20.10.98	"	"	19,320 (U)	£11,965.46
15.09.99	"	"	28,400 (U)	£24,272.34
20.09.01	"	"	103,330 (U)	£111,906.39
20.10.02	"	"	52,050 (U)	£47,451.90
30.10.03	"	"	80,750 (U)	£95,755.77
			310,840	

It was resolved that a total of 310,840 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
J Selman	26,990	£0.8308
"	19,320	£0.5943
"	28,400	£0.8296
"	103,330	£1.058
"	52,050	£0.8866
"	80,750	£1.1608
Total	310,840	

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 310,840 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman

END